

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 0407

April 27, 2007

Mr. Randall T. Mays
President and Chief Financial Officer
Clear Channel Communications, Inc.
200 East Basse Road
San Antonio, TX 78209

> **RE: Clear Channel Communications, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-9645**

Dear Mr. Mays:

We have reviewed your supplemental response letter dated April 10, 2007 as well as your filing and have the following comments. As noted in our comment letter dated March 28, 2007, we have limited our review to only the issues addressed in our comments.

Note A. Intangible Assets, page 64

1.   Please refer to prior comment 1. Tell us how you concluded that you have only one operating segment for your numerous radio stations in over 300 markets. Refer to paragraphs 10-15 of SFAS 131 in your response. Also, please provide us with the reports that you provide to your chief operating decision maker.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director